Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated March 5, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: March 9, 2015

Exhibit 99.1

WuXi PharmaTech Announces Fourth-Quarter and Full-Year 2014 Results

SHANGHAI, March 5, 2015 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the fourth quarter and full year of 2014.

Fourth-Quarter 2014 Highlights

•	Net Revenues Increased 21.3% Year Over Year to $190.6 Million

•	Laboratory Services Net Revenues Grew 17.7% Year Over Year to $140.5 Million

•	Manufacturing Services Net Revenues Increased 32.8% Year Over Year to $50.1 Million

•	GAAP Diluted Earnings Per ADS Grew 2.8% Year Over Year to $0.46

•	Non-GAAP Diluted Earnings Per ADS Increased 4.1% Year Over Year to $0.55

Full-Year 2014 Highlights

•	Net Revenues Increased 16.6% Year Over Year to $674.3 Million

•	Laboratory Services Net Revenues Grew 14.2% Year Over Year to $492.0 Million

•	Manufacturing Services Net Revenues Increased 23.8% Year Over Year to $182.3 Million

•	GAAP Diluted Earnings Per ADS Decreased 1.2% Year Over Year to $1.56

•	Non-GAAP Diluted Earnings Per ADS Grew 3.0% Year Over Year to $1.88

Management Comment

“We completed a strong 2014 with a very good fourth quarter,” said Dr. Ge Li, Chairman and CEO. “Full-year 2014 revenue growth of 16.6% and fourth-quarter 2014 revenue growth of 21.3% both exceeded our guidance. Our revenue growth was broad-based, with both Laboratory Services and Manufacturing Services achieving record revenues both in the fourth quarter and the full year. We also made investments in 2014 in new capabilities, including talent, new laboratories, and technologies, particularly in manufacturing, biologics, genomics, R&D, sales and marketing, and information technology, to sustain our business growth.

“We continue to invest to strengthen our core businesses, particularly in expansion of capacity,” Dr. Li continued. “Capital spending will be in the range of $180-$200 million in 2015. We expect to complete construction of new small-molecule manufacturing facilities in Changzhou in late 2015/early 2016. We will begin construction of commercial-scale biologics manufacturing facilities in Wuxi city adjacent to our existing clinical facilities in 2015 and complete construction in late 2016. Each of these manufacturing facilities will cost nearly $150 million and support strong growth in demand in these businesses. Two new cell therapy manufacturing facilities in Philadelphia, to be completed in 2015 and 2016, respectively, will cost an additional $40 million in total and expand our capabilities in this rapidly developing field.

“We are also investing aggressively in 2015 in new businesses to seize opportunities for further growth. We have been good at planting seeds when we see emerging business opportunities, and we don’t hesitate to invest to capture growing demand and to capitalize on market trends. We did so in the past few years in building our small-molecule manufacturing business and our biologics business in China by investing aggressively. Now we are getting strong growth and returns from these investments. We are very excited and confident about our new investments in genomics/bioinformatics, clinical diagnostics, e-commerce, cell therapy manufacturing, e-health solutions, and other emerging areas with tremendous potential. These investments are expected to reduce 2015 diluted earnings per share by about 26 cents per share and to earn strong returns in future years.

“New technologies, emerging markets, and global connectivity will profoundly change the practice of medicine in the 21st century,” Dr. Li concluded. “Genomic medicine will fundamentally change how doctors treat patients and how patients access better healthcare solutions. The newly established WuXi NextCODE Genomics is already at the forefront of developing products and services to meet such a powerful paradigm shift. We are equally excited about the future of the China healthcare market. WuXi is uniquely positioned to bring western innovation to China with our comprehensive R&D capabilities, superior access to technology, extensive China healthcare know-how, and a 15-year track record of accomplishment. We are investing in our e-commerce platform for reagent sales and custom synthesis via Labnetwork.com and the WuXi V-Lab App, respectively. We expect our new investments will augment the continuing strong performance of our core businesses to propel our growth for years to come.”

Fourth-Quarter 2014 GAAP Results

Fourth-quarter 2014 net revenues increased 21.3% year over year to $190.6 million. Revenue growth in Laboratory Services of 17.7% was driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 32.8% in Manufacturing Services was driven by strong demand in both research manufacturing and commercial manufacturing compared to the fourth quarter of 2013.

Fourth-quarter 2014 GAAP gross profit increased 18.0% year over year to $70.4 million due to 21.3% revenue growth, offset by project mix and ongoing increased labor costs in China. Gross margin decreased year over year to 36.9% from 38.0% mainly due to project mix and ongoing increased labor costs in China. Gross margin in Manufacturing Services decreased year over year to 30.1% from 32.0% due to our being in the early stage of our biologics manufacturing ramp-up. Gross margin in Laboratory Services decreased year over year to 39.4% from 39.9%.

Fourth-quarter 2014 GAAP operating income decreased 16.4% year over year to $24.6 million due to merger and acquisition related transaction costs, increased selling and marketing expenses, higher general and administrative expenses including compensation cost of management due to business expansion, and increased research and development expenses in biologics, discovery biology, genomics, and other areas, partially offset by the 18.0% increase in gross profit. Operating margin declined to 12.9% from 18.7% due to these increased selling and marketing expenses, general and administrative expenses, merger and acquisition related transaction costs, and research and development expenses.

Fourth-quarter 2014 GAAP net income increased 0.4% year over year to $33.0 million due to $6.9 million of gains on the sale of investments by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, higher interest income due to higher cash balances and higher interest rates, and a lower effective tax rate compared to the fourth quarter of 2013 due to the mix of taxable income, partially offset by the 16.4% year-over-year decrease in operating income, an adverse change of $4.7 million in mark-to-market losses on foreign-exchange forward contracts (losses of $2.4 million in the fourth quarter of 2014 compared to gains of $2.3 million in the fourth quarter of 2013), and lower realized gains on settled foreign-exchange forward contracts (gains of $2.4 million in the fourth quarter of 2014 compared to gains of $4.4 million in the fourth quarter of 2013).

Fourth-quarter 2014 GAAP diluted earnings per ADS increased 2.8% to $0.46 due to the 0.4% increase in net income and a lower number of outstanding ADSs as a result of share purchases earlier in the year. Fourth-quarter 2014 GAAP comprehensive income decreased 30.5% year over year to $24.3 million due to an unfavorable change in currency translation adjustments and a cash flow hedge, partially offset by a favorable change in unrealized gains on available-for-sale securities and the 0.4% increase in GAAP net income.

Fourth-Quarter 2014 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

Fourth-quarter 2014 non-GAAP gross profit increased 17.3% year over year to $72.3 million due to the 21.3% revenue growth, offset by project mix and ongoing increased labor costs in China. Non-GAAP gross margin decreased year over year to 37.9% from 39.2% due to project mix and ongoing increased labor costs in China.

Fourth-quarter 2014 non-GAAP operating income decreased 11.8% year over year to $31.4 million due to merger and acquisition related transaction costs, increased selling and marketing expenses, higher general and administrative expenses including compensation cost of management due to business expansion, and increased research and development expenses in biologics, discovery biology, genomics, and other areas, partially offset by the 17.3% increase in non-GAAP gross profit. Non-GAAP operating margin decreased to 16.5% from 22.6% due to increased selling and marketing expenses, general and administrative expenses, merger and acquisition related transaction costs, and research and development expenses.

Fourth-quarter 2014 non-GAAP net income increased 1.7% year over year to $39.7 million due to $6.9 million of gains on the sale of investments by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, higher interest income due to higher cash balances and higher interest rates, and a lower effective tax rate compared to the fourth quarter of 2013 due to the mix of taxable income, partially offset by the 11.8% year-over-year decrease in non-GAAP operating income, an adverse change of $4.7 million in mark-to-market losses on foreign-exchange forward contracts (losses of $2.4 million in the fourth quarter of 2014 compared to gains of $2.3 million in the fourth quarter of 2013), and lower realized gains on settled foreign-exchange forward contracts (gains of $2.4 million in the fourth quarter of 2014 compared to gains of $4.4 million in the fourth quarter of 2013).

Fourth-quarter 2014 non-GAAP diluted earnings per ADS increased 4.1% year over year to $0.55 due to the 1.7% increase in non-GAAP net income and a lower number of outstanding ADSs as a result of share purchases earlier in the year.

Full-Year 2014 GAAP Results

2014 net revenues increased 16.6% year over year to $674.3 million. Revenue growth in Laboratory Services of 14.2% was driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 23.8% in Manufacturing Services was caused by strong demand in both research manufacturing and commercial manufacturing compared to 2013.

2014 GAAP gross profit increased 19.0% year over year to $251.7 million due to 16.6% revenue growth and productivity improvements. Gross margin increased year over year to 37.3% from 36.6% mainly due to improved productivity and the ramp-up of biologics services, partially offset by increased labor costs in China. Gross margin in Manufacturing Services increased year over year to 32.0% from 30.6%. Gross margin in Laboratory Services increased year over year to 39.3% from 38.6%.

2014 GAAP operating income decreased 1.4% year over year to $103.7 million due to merger and acquisition related transaction costs, increased selling and marketing expenses, higher general and administrative expenses including compensation cost of management due to business expansion, and increased research and development expenses in biologics, discovery biology, genomics, and other areas, partially offset by the 19.0% increase in gross profit. Operating margin declined to 15.4% from 18.2% due to these increased selling and marketing expenses, general and administrative expenses, merger and acquisition related transaction costs, and research and development expenses.

2014 GAAP net income decreased 2.1% year over year to $112.2 million due to the 1.4% year-over-year decrease in operating income, mark-to-market losses on foreign-exchange forward contracts of $16.6 million compared to mark-to-market gains of $9.1 million in 2013, lower realized gains on settled foreign-exchange forward contracts of $7.4 million in 2014 compared to $10.2 million in 2013, and a higher effective tax rate compared to full-year 2013 due to the mix of taxable income and certain non-recurring tax benefits we received in 2013, partially offset by $16.6 million of gains on the sale of investments by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates.

2014 GAAP diluted earnings per ADS decreased 1.2% to $1.56 due to the 2.1% decrease in net income, partially offset by a slightly lower number of outstanding ADSs as a result of share purchases earlier in the year. 2014 GAAP comprehensive income decreased 25.0% year over year to $101.2 million due to the 2.1% decrease in GAAP net income, unfavorable currency translation adjustments, lower unrealized gains on available-for-sale securities, and a cash flow hedge.

Full-Year 2014 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses and the amortization of acquired intangible assets and the associated deferred tax impact.

2014 non-GAAP gross profit increased 18.9% year over year to $258.1 million due to the 16.6% revenue growth and productivity improvements. Non-GAAP gross margin increased year over year to 38.3% from 37.5% due to improved productivity and the ramp-up of biologics services, offset by increased labor costs in China.

2014 non-GAAP operating income increased 3.0% year over year to $127.1 million due to the 18.9% increase in non-GAAP gross profit, partially offset by merger and acquisition related transaction costs, increased selling and marketing expenses, higher general and administrative expenses including compensation cost of management due to business expansion, and research and development expenses in biologics, discovery biology, genomics, and other areas. Non-GAAP operating margin decreased to 18.9% from 21.3% due to increased selling and marketing expenses, general and administrative expenses, merger and acquisition related transaction costs, and research and development expenses.

2014 non-GAAP net income increased 2.1% year over year to $135.4 million due to the 3.0% year-over-year increase in non-GAAP operating income, $16.6 million of gains on the sale of investments by the corporate venture fund, smaller equity-method investment losses from our joint ventures with PRA and MedImmune and other equity-method investments, and higher interest income due to higher cash balances and higher interest rates, partially offset by mark-to-market losses on foreign-exchange forward contracts of $16.6 million compared to mark-to-market gains of $9.1 million in 2013, lower realized gains on settled foreign-exchange forward contracts of $7.4 million in 2014 compared to $10.2 million in 2013, and a higher effective tax rate compared to 2013 due to the mix of taxable income and certain non-recurring tax benefits we received in 2013.

2014 non-GAAP diluted earnings per ADS increased 3.0% year over year to $1.88 due to the 2.1% increase in non-GAAP net income and a slightly lower number of outstanding ADSs as a result of share purchases earlier in the year.

Full-Year 2015 Financial Guidance

WuXi PharmaTech provides the following full-year 2015 financial guidance:

•	Total net revenues of $790-$800 million

•	GAAP diluted earnings per ADS of $1.31-$1.36

•	Non-GAAP diluted earnings per ADS of $1.73-$1.78

•	Capital expenditures of $180-$200 million

First-Quarter 2015 Financial Guidance

WuXi PharmaTech provides the following first-quarter 2015 financial guidance:

•	Total net revenues of $173-$175 million

•	GAAP diluted earnings per ADS of $0.20-$0.22

•	Non-GAAP diluted earnings per ADS of $0.30-$0.32

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	December 31, 2014	December 31, 2013
Assets:
Current assets:
Cash and cash equivalents	211,456	88,871
Restricted cash	793	3,145
Short-term investments	223,533	302,267
Accounts receivable, net	162,942	126,996
Amount due from related parties	4,397	1,168
Inventories	48,546	45,097
Prepaid expenses and other current assets	31,990	31,436

Total current assets	683,657	598,980

Non-current assets:
Goodwill	53,619	31,087
Property, plant and equipment, net	351,688	279,254
Long-term investments	49,037	21,781
Intangible assets, net	23,020	7,128
Land use rights	14,120	5,604
Deferred tax assets	1,417	251
Other non-current assets	5,068	4,782

Total non-current assets	497,969	349,887

Total assets	1,181,626	948,867

Liabilities and equity:
Current liabilities:
Short-term and current portion of long-term debt	199,719	67,853
Accounts payable	58,466	33,477
Amount due to related parties	275	218
Accrued expenses	43,454	34,605
Deferred revenue	27,669	28,149
Advanced subsidies	12,106	13,958
Other taxes payable	2,299	107
Other current liabilities	29,787	15,738

Total current liabilities	373,775	194,105

Non-current liabilities:
Long-term debt, excluding current portion	13,987	11,124
Advanced subsidies	2,286	2,295
Other non-current liabilities	13,724	6,594

Total non-current liabilities	29,997	20,013

Total liabilities	403,772	214,118

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 572,270,834 and 561,159,373 issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	11,223	11,445
Additional paid-in capital	295,308	353,173
Retained earnings	415,329	303,171
Accumulated other comprehensive income	55,994	66,960

Total equity	777,854	734,749

Total liabilities and equity	1,181,626	948,867

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2014	2013	% Change	2014	2013	% Change
Net revenues:
Laboratory Services	140,506	119,409	17.7%	492,007	430,853	14.2%
Manufacturing Services	50,144	37,763	32.8%	182,272	147,229	23.8%

Total net revenues	190,650	157,172	21.3%	674,279	578,082	16.6%

Cost of revenues:
Laboratory Services	(85,191)	(71,814)	18.6%	(298,559)	(264,370)	12.9%
Manufacturing Services	(35,072)	(25,690)	36.5%	(123,977)	(102,148)	21.4%

Total cost of revenues	(120,263)	(97,504)	23.3%	(422,536)	(366,518)	15.3%

Gross profit:
Laboratory Services	55,315	47,595	16.2%	193,448	166,483	16.2%
Manufacturing Services	15,072	12,073	24.8%	58,295	45,081	29.3%

Total gross profit	70,387	59,668	18.0%	251,743	211,564	19.0%

Operating expenses:
Selling and marketing expenses	(6,606)	(4,254)	55.3%	(22,092)	(16,488)	34.0%
General and administrative expenses	(32,940)	(22,806)	44.4%	(104,708)	(78,882)	32.7%
Research and development expenses	(6,280)	(3,243)	93.6%	(21,215)	(10,950)	93.7%

Total operating expenses	(45,826)	(30,303)	51.2%	(148,015)	(106,320)	39.2%

Operating income	24,561	29,365	(16.4%)	103,728	105,244	(1.4%)

Other income (expenses), net:
Loss from equity-method investments	(1,923)	(2,245)	(14.3%)	(4,309)	(5,295)	(18.6%)
Other income (expenses), net	12,989	10,176	27.6%	20,472	28,548	(28.3%)
Interest income (expenses), net	4,026	3,443	16.9%	16,720	9,534	75.4%

Total other income (expenses), net	15,092	11,374	32.7%	32,883	32,787	0.3%

Income before income taxes	39,653	40,739	(2.7%)	136,611	138,031	(1.0%)
Income tax expense	(6,653)	(7,881)	(15.6%)	(24,453)	(23,464)	4.2%

Net income	33,000	32,858	0.4%	112,158	114,567	(2.1%)

Other comprehensive income:
Currency translation adjustments	(8,230)	4,161	(297.8%)	(11,944)	15,795	(175.6%)
Unrealized gains (losses) on available-for-sale securities	370	(2,114)	(117.5%)	2,476	4,482	(44.8%)
Cash flow hedge, net of tax	(866)	—	NA	(1,498)	—	NA

Comprehensive income	24,274	34,905	(30.5%)	101,192	134,844	(25.0%)

Basic net earnings per ADS	0.47	0.46	2.0%	1.59	1.62	(1.5%)
Diluted net earnings per ADS	0.46	0.45	2.8%	1.56	1.57	(1.2%)

Weighted average ADS outstanding—basic	70,124,304	71,240,573	(1.6%)	70,476,697	70,914,555	(0.6%)
Weighted average ADS outstanding—diluted	71,823,841	73,532,209	(2.3%)	72,073,921	72,752,950	(0.9%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2014	2013	% Change	2014	2013	% Change
GAAP gross profit	70,387	59,668	18.0%	251,743	211,564	19.0%
GAAP gross margin	36.9%	38.0%		37.3%	36.6%
Adjustments:
Share-based compensation	1,659	1,937	(14.4%)	5,942	5,183	14.6%
Amortization of acquired intangible assets	268	49	446.9%	413	261	58.2%

Non-GAAP gross profit	72,314	61,654	17.3%	258,098	217,008	18.9%
Non-GAAP gross margin	37.9%	39.2%		38.3%	37.5%

GAAP operating income	24,561	29,365	(16.4%)	103,728	105,244	(1.4%)
GAAP operating margin	12.9%	18.7%		15.4%	18.2%
Adjustments:
Share-based compensation	6,557	6,175	6.2%	22,963	17,874	28.5%
Amortization of acquired intangible assets	268	49	446.9%	413	261	58.2%

Non-GAAP operating income	31,386	35,589	(11.8%)	127,104	123,379	3.0%
Non-GAAP operating margin	16.5%	22.6%		18.9%	21.3%

GAAP net income	33,000	32,858	0.4%	112,158	114,567	(2.1%)
GAAP net margin	17.3%	20.9%		16.6%	19.8%
Adjustments:
Share-based compensation	6,557	6,175	6.2%	22,963	17,874	28.5%
Amortization of acquired intangible assets	268	49	446.9%	413	261	58.2%
Deferred tax impact related to acquired intangible assets	(104)	(17)	517.6%	(154)	(83)	85.5%

Non-GAAP net income	39,721	39,065	1.7%	135,380	132,619	2.1%
Non-GAAP net margin	20.8%	24.9%		20.1%	22.9%

Income attributable to holders of ADS (Non-GAAP):
Basic	39,721	39,065	1.7%	135,380	132,619	2.1%
Diluted	39,721	39,065	1.7%	135,380	132,619	2.1%

Basic earnings per ADS (non-GAAP)	0.57	0.55	3.3%	1.92	1.87	2.7%
Diluted earnings per ADS (non-GAAP)	0.55	0.53	4.1%	1.88	1.82	3.0%

Weighted average ADS outstanding – basic (non-GAAP)	70,124,304	71,240,573	(1.6%)	70,476,697	70,914,555	(0.6%)
Weighted average ADS outstanding – diluted (non-GAAP)	71,823,841	73,532,209	(2.3%)	72,073,921	72,752,950	(0.9%)

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on March 6, 2015, to discuss its fourth-quarter 2014 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States—New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	2198866

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	2198866

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our full-year 2015 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, to compete effectively, and to complete the expansion of our manufacturing facilities in Changzhou. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2013. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

We have provided the fourth-quarter and full-year 2013 and 2014 gross profit, gross margin, operating income, operating margin, net income, net margin, and diluted earnings per ADS, and estimated first-quarter and full-year 2015 diluted earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and the amortization and deferred tax impact of acquired intangible assets. The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. We expect to continue to provide such non-GAAP financial measures on a quarterly basis using a consistent method. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Statement Regarding Unaudited Financial Information

The financial information in this press release is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when our annual financial statements are prepared and audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Associate Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com